UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUANTA SERVICES, INC.

(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.00001 per share,

Having an Exercise Price of $10.00 or More

(Title of Class of Securities)

74762E 10 2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Dana A. Gordon

Vice President, General Counsel and Secretary

Quanta Services, Inc.

1360 Post Oak Blvd., Suite 2100

Houston, Texas 77056

(713) 629-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Eric A. Blumrosen

Gardere Wynne Sewell LLP

1000 Louisiana, Suite 3400

Houston, Texas 77002-5007

(713) 276-5500

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,175. Filing party: Quanta Services, Inc. Form or Registration No.: 005-54689. Date filed: January 21, 2003.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2003 by Quanta Services, Inc. (the “Company”), as previously amended by Amendment No. 1 to Schedule TO (“Amendment No. 1”) filed with the Commission on February 7, 2003 by the Company and Amendment No. 2 to Schedule TO (“Amendment No. 2”) filed with the Commission on February 12, 2003 by the Company. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO, Amendment No. 1, Amendment No. 2 and their respective exhibits.

ITEM 4.

Item 4 of the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2, which incorporates by reference information contained in the Offer to Exchange, is hereby amended as follows:

(1)	The entire first paragraph of the section of the Offer to Exchange entitled “Acceptance Of Options For Exchange” is revised to read as follows:

“Upon the terms and subject to the conditions of this offer, if we accept any eligible options we will accept for exchange and cancel all eligible options properly tendered for exchange and not validly withdrawn before the expiration date. Your eligible options will be cancelled on the expiration date. Once your eligible options are cancelled, you will no longer have any rights with respect to your eligible options and you will immediately become the owner of shares of restricted stock. If we accept your eligible options that are properly tendered and not validly withdrawn, promptly following the expiration date we will give oral or written notice to you of our acceptance, which may be by press release. Although you will become the owner of shares of restricted stock on the expiration date if we accept your eligible options, it will take us approximately four to six weeks after expiration of this offer to process the offer and to mail to you a conformed copy of your new restricted stock award.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

QUANTA SERVICES, INC.

By:	/s/ DANA A. GORDON
Dana A. Gordon
Vice President, General Counsel and Secretary

Dated: February 14, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a) (1)*	Offer to Exchange, dated January 21, 2003.

(a) (2)*	Form of Letter of Transmittal.

(a) (3)*	Form of Letter to Holders.

(a) (4)*

Pages 29 through 57 of the Quanta Services, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, incorporated herein by reference.

(a) (5)*

Pages 1 through 12 of the Quanta Services, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, incorporated herein by reference.

(a) (6)*	Letter to Eligible Option Holders, dated February 7, 2003.

(b)	Not applicable.

(d) (1)*

Quanta Services, Inc. 2001 Stock Incentive Plan (amending and restating the 1997 Stock Option Plan), filed as Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and incorporated herein by reference.

(d) (2)*

Amendment No. 1 to Quanta Services, Inc. 2001 Stock Incentive Plan, filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(d) (3)*	Amendment No. 2 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d) (4)*	Amendment No. 3 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d) (5)*	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.